DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2309

www.dlapiper.com

Robert H. Bergdolt

robert.bergdolt@dlapiper.com

T    919.786.2002

F    919.786.2200

May 29, 2009

VIA COURIER AND EDGAR

Ms. Jennifer Gowetzki

Ms. Erin Martin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Wells Mid-Horizon Value-Added Fund I, LLC Amendment no. 1 to Form 10 Filed on May 29, 2009 File No. 000-53626
(Confidential, For Use of the Commission Only)

Dear Ms. Gowetzki and Ms. Martin:

On behalf of our client, Wells Mid-Horizon Value-Added Fund I, LLC (the “Company”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment no. 1 to the above-referenced Form 10 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Douglas P. Williams, Principal Financial Officer of the Company’s manager, dated May 14, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to indicate the location of changes form the Company’s first filing on April 15, 2009, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 1.

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

The Company acknowledges that the Form 10 will automatically go effective 60 days after the date filed with the Commission. It further acknowledges that upon effectiveness of the Form 10 it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 and that the Commission will continue to review the Form 10 until all of the Staff’s comments have been addressed.

Ms. Jennifer Gowetzki

May 29, 2009

Page Two

Item 1. Business, page 4

2.	We note the disclosure on page 4 that while you believe that you can complete your leasing efforts and sell the assets in the portfolio within your projected time frame of three to five years, you acknowledge that the current economic recession and its impact may require that you hold assets longer than originally projected. Please revise your disclosure to clarify how much longer you intend to hold the assets and discuss the impact of the current economic recession on your business operations.

We have amended the disclosure to clarify that the Company believes it can complete its leasing efforts and sell its assets within the projected fund life of four to eight years after commencement of its private placement offering, however individual assets may need to be held longer than three to five years from acquisition to achieve the best disposition pricing. In addition, the Company has provided additional information regarding the impact of the current economic recession on its business operations.

3.	We note that you have engaged Wells Investment Management Company, Inc. and Wells Management Company, Inc., which are owned and controlled by Wells Real Estate Funds, Inc., to provide certain services essential to you. Please revise your disclosure to include an organization chart, including ownership amounts, that clarifies the business relationships between you and the various Wells entities.

We have added the requested disclosure to page 5. Please note that because Wells Management Company’s interest in the Company is subordinate to the investor members, it is not considered to own a percent of the Company. Thus, an ownership percentage is omitted and only the $1,000,000 capital contribution for the subordinated interest is noted in the table.

Investment Objectives and General, page 4

4.	We note your statements regarding “Class-A type assets” on page 4 and ‘“rising-star’ credits” on page 5. Please explain what these terms mean so that an ordinary investor can better understand your disclosure.

We have amended the disclosure to clarify that “Class-A type assets” are characterized by excellent location and access, high quality construction materials and condition, and professional management. They are also competitive with new buildings and attract high-quality tenants. In addition, we have omitted the term “‘rising-star’ credits” and have instead used the terminology, “tenants whose credit ratings have the potential to improve over the term of a lease.”

5.	Please briefly expand your discussion of the primary and secondary real estate markets in the United States to identify the real estate markets in which you have invested or intend to invest.

We have amended the disclosure on page 6 to identify the real estate markets in which the Company has invested or intends to invest.

Ms. Jennifer Gowetzki

May 29, 2009

Page Three

Investment Strategy, page 5

6.	We note your statement that the properties that you acquire are expected to provide a smaller portion of their return in current cash flow and a larger portion of the return in residual value capital appreciation. In light of the current real estate market, please expand your disclosure to discuss how decreasing values will impact your strategy.

We have amended the disclosure on page 8 to discuss the impact of generally decreasing real estate values on the Company’s strategy.

7.	We note your statement on page 5 that “[a]s a result of Wells VAF I’s strategic approach, however, we believe that Wells VAF I has the potential for a higher rate of overall return than such other real estate programs.” Please revise to clarify what you mean by your “strategic approach” and how it differs from your competitors. In addition, please clarify whether you compete with other entities affiliated with Wells in the acquisition or disposition of property or securing leases with tenants.

We have revised the disclosure on page 7 to clarify the Company’s strategic approach and to disclose competition with other Wells-sponsored real estate programs.

Economic Dependency, page 6

8.	Note 6 to your financial statements on page F-16 states that four tenants generated approximately 28%, 28%, 28% and 15% of rental income for the year ended December 31, 2008. Please revise your disclosure to include this information, identify the fourth tenant, and clarify, if true, that virtually all of your revenue is generated by these four tenants.

We have amended the disclosure on page 9 to identify the fourth tenant and to clarify that four tenants account for 99% of the Company’s 2008 aggregate annual revenue and 2009 first quarter revenue, respectively.

9.	Please disclose the principal nature of the businesses of the tenants that account for 10% or more of your 2008 aggregate annual revenues.

We have added the requested disclosure to page 9.

Item 2. Financial Information, page 8

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

10.	We note your statement on page 8 that the major lease to Brocade Communications Systems, Inc. expires in April 2010. We further note the disclosure on page 16 that leases representing approximately 42% of your total annualized gross base rent are scheduled to expire in 2010. Please revise your disclosure in this section to describe how the expiration of these leases will impact your business operations, including revenues, and clarify your statement on page 11 that you anticipate that your rental income will remain at similar levels in the future. In your discussion, please take into account the increased property operating costs and asset and property management fees referenced on page 11.

Ms. Jennifer Gowetzki

May 29, 2009

Page Four

We have revised the disclosure in this section as requested. Please note that the lease expiration table has been amended to account for current leases expiring after ten years and a “thereafter” row has been added to the table. This revision reduces the percentage of total annualized gross base rent expiring in 2010 from 42% to 28.9%.

11.	Please disclose the status of your efforts to fill the vacancy at your Parkway at Oak Hill property and discuss any operating expenses associated with this vacant building.

We have added the requested disclosure to pages 11 and 22.

Liquidity and Capital Resources, page 10

12.	Please tell us, and disclose in your amendment, what the repercussions would be if you were unable to refinance the revolving credit facility with Bank of America, or are unable to refinance at terms comparable to your current terms. Please address quantitatively as well as qualitatively how this could affect your liquidity position. Also, tell us and disclose whether you are currently in compliance with your debt covenants.

We have amended the disclosure on page 13 as requested. If the Company were unable to refinance the current revolving credit facility with Bank of America it may be forced to sell its properties at a loss in order to pay the outstanding principal balance on the facility. Additionally, if the Company were unable to make any loan payments and were found to be in default under the terms of the facility, Bank of America could foreclose on two of the Company’s properties which serve as collateral for the loan. The Company is currently in compliance with its debt covenants.

Item 3. Properties, pages 16

13.	Please disclose for each property the occupancy rate and annual base rent for each of the fiscal years that you have owned such property.

We have added tables for each property disclosing occupancy rate and annual base rent for each of the fiscal years that the Company has owned such property. Please note that the Parkway at Oak Hill Buildings have been vacant since acquisition and such information is disclosed in the narrative rather than in table format.

Item 5. Directors and Executive Officers of the Registrant, page 18

14.	We note that you have no officers or directors. Please expand your disclosure to state who holds the designation of principal executive officer and principal financial officer for Wells Mid-Horizon Value-Added Fund I, LLC.

Ms. Jennifer Gowetzki

May 29, 2009

Page Five

We have amended the disclosure to state that Leo F. Wells and Douglas P. Williams hold the designation of principal executive officer and principal financial officer, respectively, on behalf of the Company.

15.	Please revise to disclose whether any of the directors of your manager are independent, and if so, how you determined they were independent.

We have amended the disclosure to clarify that none of the directors of the Company’s manager are independent.

16.	Please disclose, if true, that the Advisory Agreement with your manager was not negotiated on an arms-length basis and that the advisory fees paid to your manager will be paid irrespective of the quality of its services.

We have added the requested disclosure on page 26.

Item 9. Market for Wells VAF I’s Investor Member Interests and Related Security Holder Matters, page 23

Distribution of Net Cash Flow, page 24

17.	We note the bullet points regarding how net cash flow is distributed to your members. Please revise your disclosure to clarify the third bullet point, which indicates that 100% of net cash flow is distributed to Wells Management, and how the distribution to Wells Management affects the distribution to investors. Please revise or advise.

We have amended the disclosure to clarify that distributions of net cash flow are made in the order and priority that follows in the bullet points. Wells Management’s interest in the Company is subordinate to the investor members, and before it receives any distributions of net cash flow, investor members must receive all distributions until the required return on their capital investment is met. Wells Management is then entitled to distributions up to its required return on its capital. Once investor members and Wells Management receive their respective returns on capital, investor members receive net cash flow distributions until their capital has been returned and then Wells Management receives net cash flow distributions until it has received its capital contribution.

Item 10, Recent Sales of Unregistered Securities, page 25

18.	We note that you sold 51,854 shares of investor member interests to a total of 596 investor members and that you offered these securities in reliance upon exemptions from registration requirements provided by Section 4(2) and Regulation D. Please tell us the factual basis for your reliance on these exemptions and how you concluded that there was no general solicitation in connection with this offering.

The Company conducted its private placement offering pursuant to the exemption from registration available under Rule 506 of Regulation D promulgated pursuant to Section 4(2) of the Securities Act. The Company believes it can rely on this exemption because it took steps to ensure that all investors were accredited investors and that no general solicitation was used to solicit purchasers in the offering. In addition, the Company required investors to represent that they were purchasing the securities for their own account and provided disclosure in the confidential offering memorandum as to the restricted nature of the uncertificated securities and the limitations on their resale.

Ms. Jennifer Gowetzki

May 29, 2009

Page Six

With respect to the Company’s conclusion that there was no general solicitation in connection with the offering, the Company notes the following:

•

The dealer manager for the offering, Wells Investment Securities, Inc. (“WIS”), entered into a written agreement with the Company in which it covenanted not to utilize any form of general solicitation in connection with the offering. In addition, WIS agreed to provide the Company with information with respect to each investor to whom a copy of the offering memorandum was delivered. As described more fully below, such information was to provide a basis for WIS’s determination that (among other things) the investor was not contacted by means of a general solicitation.

•

WIS provided its representatives with “Regulation D training,” which included instructions regarding the limitations on general solicitation in connection with the offering. Such representatives were informed that the securities could not be offered or sold based on general solicitation or general advertising, including advertisements, articles, notices or other communications published in a newspaper, magazine or similar media, cold mass mailings, broadcasts over television or radio, material contained on a web site available to the public or an e-mail message sent to a large number of previously unknown persons. In addition, such representatives were also informed that these securities could not be offered at any meeting or seminar where the participants have been invited by general solicitation or general advertising.

•

WIS is a “wholesaling” broker-dealer, meaning that in substantially all cases, offers are made to the customers of “retail” broker-dealers, which retail broker-dealers have entered into a selling agreement with WIS. The selling agreements utilized in connection with the private placement offering prohibit the retail broker-dealer from engaging in any form of general solicitation in connection with the offering.

•

An additional measure employed to ensure that no general solicitation was involved was the Company’s requirement that retail broker-dealers not distribute an offering memorandum to any potential investor until first providing WIS with assurances that the potential investor had a pre-existing substantive relationship with the broker-dealer and that no general solicitation was used to contact the potential investor. Such representations were set forth in a “Certificate of Representative” or “COR.” After receiving the COR, WIS would then supply an offering memorandum (with a unique document control number and labeled with the potential investor’s name) to the broker-dealer.

•

In those rare cases where a retail broker-dealer was not involved in the sale, the investor was either an accredited employee of an affiliate of the Company’s manager or the sale was made to a client of a registered investment adviser (an “RIA”) with which WIS had a pre-existing substantive relationship. With respect to sales to clients of RIAs, the RIA and WIS first entered into an agreement containing provisions similar to those between WIS and retail broker-dealers with respect to prohibitions on general solicitation and the requirement of a completed COR before WIS would issue an offering memorandum for delivery to the RIA’s client.

Ms. Jennifer Gowetzki

May 29, 2009

Page Seven

•

Lastly, among the representations required by each investor in the offering was a representation relating to (i) the investor’s prior investments in programs sponsored by affiliates of Wells Management Company, Inc. or (ii) the investor’s prior dealings with the retail broker-dealer or with the investor’s RIA.

Item 15. Financial statements and Exhibits, page 30

19.	We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K do not have the referenced schedules or exhibits attached. Please explain why the information was omitted or amend the filing as appropriate.

The schedules or exhibits were omitted from the agreements filed with the Form 10 as material contracts because the information in such schedules or exhibits does not provide an investor any information that would be meaningful to his or her understanding of the terms of the agreement. The schedules and exhibits provide technical information relating to the terms of the agreements such as metes and bounds description of the land under contract, detailed plans and specifications to outfit a tenant space, HVAC specifications, and forms of agreements that are to be used in connection with certain requirements under the agreements, etc. This information is important to memorialize the parties’ understanding of the detailed specifics relating to their agreement, but it would not provide an investor any meaningful information about the agreement beyond what is provided within the terms of the agreement.

In addition, the agreements available to the Company for filing were not available in a format that could be readily converted for filing on EDGAR. Substantial effort and expense on the Company’s part was required to file the material contracts. To file the schedules and exhibits as well would have added several hundred more pages to the filing and would have been expensive and burdensome on the Company. We would be happy to furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.

Report of Independent Registered Public Accounting Firm, page F-2

20.	Please revise the auditor’s report to indicate the city and state where the report was issued. Refer to Item 2-02(a)(3) of Regulation S-X.

We have amended the auditor’s report to indicate the city and state where the report was issued.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jennifer Gowetzki

May 29, 2009

Page Eight

Thank you for your attention to this matter. Please contact me with any comments that you may have.

Very truly yours,

DLA Piper LLP (US)

/s/  Robert H. Bergdolt

Partner